UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cyxtera Technologies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23284C102

(CUSIP Number)

Victor Semah

c/o Cyxtera Technologies, Inc.

2333 Ponce De Leon Blvd, Ste 900

Coral Gables, FL 33134

(305) 537-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284C102	13D	Page 1 of 19 pages

1	Names of Reporting Persons SIS Holdings LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 2 of 19 pages

1	Names of Reporting Persons SIS Holdings GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23284C102	13D	Page 3 of 19 pages

1	Names of Reporting Persons BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 4 of 19 pages

1	Names of Reporting Persons BCEC-SIS Holdings L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 68,317,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,317,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,317,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 5 of 19 pages

1	Names of Reporting Persons BCEC Management X Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 68,317,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,317,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,317,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 6 of 19 pages

1	Names of Reporting Persons CIE Management IX Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 68,317,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,317,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,317,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 7 of 19 pages

1	Names of Reporting Persons BC Partners Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 68,317,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,317,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,317,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 8 of 19 pages

1	Names of Reporting Persons BC Partners Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 68,317,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,317,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,317,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 9 of 19 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,923,324
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,923,324

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,923,324
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 10 of 19 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,923,324
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,923,324

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,923,324
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23284C102	13D	Page 11 of 19 pages

1	Names of Reporting Persons Manuel D. Medina
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,236
	8	Shared Voting Power 22,923,324
	9	Sole Dispositive Power 5,236
	10	Shared Dispositive Power 22,923,324

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,560
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person IN

CUSIP No. 23284C102	13D	Page 12 of 19 pages

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 11, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Cyxtera Technologies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

SIS Holdings LP

SIS Holdings GP LLC

BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

BCEC-SIS Holdings L.P.

BCEC Management X Limited

CIE Management IX Limited

BC Partners Group Holdings Limited

BC Partners Holdings Limited

Medina Capital Fund II—SIS Holdco, L.P.

Medina Capital Fund II—SIS Holdco GP, LLC

Manuel D. Medina

Mr. Medina is a citizen of the United States. BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., BCEC Management X Limited, CIE Management IX Limited, BC Partners Group Holdings Limited and BC Partners Holdings Limited are organized under the laws of Guernsey. The remaining Reporting Persons are organized under the laws of the State of Delaware.

The business address of each of the Reporting Persons except for BC Partners Holdings Limited, BC Partners Group Holdings Limited, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., CIE Management IX Limited and BCEC Management X Limited is 2333 Ponce De Leon Blvd, Suite 900, Coral Gables, FL 33134. The business address of BC Partners Holdings Limited and BC Partners Group Holdings Limited is West Wing, Floor 2, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 4LY. The business address of BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., CIE Management IX Limited, BCEC Management X Limited and BCEC-SIS Holdings L.P. is Arnold House PO Box 273 St, Julian’s Avenue, St Peter, Port Guernsey GY1 3RD.

CUSIP No. 23284C102	13D	Page 13 of 19 pages

The principal business occupation of Mr. Medina is executive chairman of Cyxtera Cybersecurity, Inc. (d/b/a AppGate), partner of Medina Capital and director of the Issuer. The other Reporting Persons are principally engaged in managing their investments in the securities of the Issuer. Information with respect to the directors of BC Partners Holdings Limited (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

By virtue of the agreements made pursuant to the Stockholders Agreement and the Joinder Agreements (as described below), the Investor Parties that continue to beneficially own shares in the Issuer following the Distribution (as described below) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by SVAC Sponsor LLC are not the subject of this Schedule 13D.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

SIS Holdings LP In-Kind Distribution

On July 29, 2022, SIS Holdings LP made an in-kind distribution of all of its shares of Class A Common Stock to its limited partners (the “Distribution”). As a result of the Distribution, BCEC-SIS Holdings L.P. acquired 68,311,440 shares of Class A Common Stock and Medina Capital Fund II – SIS Holdco, L.P. acquired 22,923,324 shares of Class A Common Stock.

Board Fee Agreements

BCEC-SIS Holdings L.P. and each of the two individuals appointed to the Issuer’s board of directors by BC Partners have entered into agreements (the “Board Fee Agreements”), pursuant to which any equity compensation due to the directors for their service on the Issuer’s board of directors shall instead be paid directly to BCEC-SIS Holdings L.P. Pursuant to the Board Fee Agreements, BCEC-SIS Holdings L.P. acquired 6,000 shares of Class A Common Stock underlying restricted stock units (“RSUs”) that will vest within 60 days of August 2, 2022.

Joinder Agreements

On July 29, 2022, BCEC-SIS Holdings L.P. entered into joinders to the Stockholders Agreement, the Stockholder Matters Agreement and the Registration Rights Agreement (together, the “BC Joinder Agreements”). On July 29, 2022, Medina Capital Fund II – SIS Holdco, L.P. also entered into a joinder to the Registration Rights Agreement (the “Medina Joinder Agreement” and together with the BC Joinder Agreements, the “Joinder Agreements”).

CUSIP No. 23284C102	13D	Page 14 of 19 pages

The foregoing descriptions of the Joinder Agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 178,566,352 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SIS Holdings LP	0	0%	0	0	0	0
SIS Holdings GP LLC	0	0%	0	0	0	0
BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.	0	0%	0	0	0	0
BCEC-SIS Holdings L.P.	68,317,440	38.3%	0	68,317,440	0	68,317,440
BCEC Management X Limited	68,317,440	38.3%	0	68,317,440	0	68,317,440
CIE Management IX Limited	68,317,440	38.3%	0	68,317,440	0	68,317,440
BC Partners Group Holdings Limited	68,317,440	38.3%	0	68,317,440	0	68,317,440
BC Partners Holdings Limited	68,317,440	38.3%	0	68,317,440	0	68,317,440
Medina Capital Fund II—SIS Holdco, L.P.	22,923,324	12.8%	0	22,923,324	0	22,923,324
Medina Capital Fund II—SIS Holdco GP, LLC	22,923,324	12.8%	0	22,923,324	0	22,923,324
Manuel D. Medina	22,928,560	12.8%	5,236	22,923,324	5,236	22,923,324

BCEC-SIS Holdings L.P. is the beneficial owner of 68,317,440 shares of Class A Common Stock, which includes (i) 68,311,440 shares of Class A Common Stock held of record and (ii) 6,000 shares of Class A Common Stock underlying RSUs that will vest within 60 days. Medina Capital Fund II—SIS Holdco, L.P. is the record holder of 22,923,324 shares of Class A Common Stock. Mr. Medina is the beneficial owner of 5,236 shares of Class A Common Stock underlying RSUs that will vest within 60 days.

CUSIP No. 23284C102	13D	Page 15 of 19 pages

The general partner of SIS Holdings LP is SIS Holdings GP, LLC., which is managed by a board of directors, a majority of which is appointed by BCEC-SIS Holdings L.P. The general partners of each of BCEC Cyxtera Technologies Holdings (Guernsey) L.P. and BCEC-SIS Holdings L.P. are CIE Management IX Limited and BCEC Management X Limited, which are controlled by the board of directors, which are appointed by BC Partners Group Holdings Limited, which is a majority owned subsidiary of BC Partners Holdings Limited, which is controlled by Lee Clark, Karen Jamieson and Mark Rodliffe. As a result, each of CIE Management IX Limited, BCEC Management X Limited, BC Partners Group Holdings Limited and BC Partners Holdings Limited may be deemed to share voting and investment power over the shares of Class A Common Stock held by BCEC-SIS Holdings L.P., but each disclaims beneficial ownership of such securities.

Medina Capital Fund II- SIS Holdco, L.P. maintains the right (subject to certain conditions) to elect one of BCEC-SIS Holdings L.P.’s director designees and maintained a negative consent right over the disposition of the securities formerly held by SIS Holdings LP. Medina Capital Fund II—SIS Holdco GP, LLC is the general partner of Medina Capital Fund II—SIS Holdco, L.P., which is ultimately controlled by Manuel D. Medina. As a result, Mr. Medina and Medina Capital Fund II—SIS Holdco GP, LLC may be deemed to share voting and investment power over the shares of Class A Common Stock held by Medina Capital Fund II—SIS Holdco, L.P., but each disclaims beneficial ownership of such securities.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement and the Joinder Agreements, the Investor Parties that continue to beneficially own shares in the Issuer following the Distribution may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by SVAC Sponsor LLC and such shares are not the subject of this Schedule 13D.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	As of July 29, 2022, each of SIS Holdings, LP, SIS Holdings GP LLC and BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. ceased to be the beneficial owner of any shares of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

CUSIP No. 23284C102	13D	Page 16 of 19 pages

Item 4 above summarizes certain provisions of the Joinder Agreements and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

8	Joinder to Stockholders Agreement, dated as of July 29, 2022, by and among BCEC-SIS Holdings L.P. and the parties thereto.

9	Joinder to Stockholder Matters Agreement, dated as of July 29, 2022, by and among BCEC-SIS Holdings L.P. and the parties thereto.

10	Joinder to Registration Rights Agreement, dated as of July 29, 2022, by and among BCEC-SIS Holdings L.P. and the parties thereto.

11	Joinder to Registration Rights Agreement, dated as of July 29, 2022, by and among Medina Capital Fund II—SIS Holdco, L.P. and the parties thereto.

CUSIP No. 23284C102	13D	Page 17 of 19 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2022

SIS Holdings LP

By:	SIS Holdings GP, LLC, its General Partner

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Chief Executive Officer

SIS Holdings GP LLC

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Chief Executive Officer

BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director of the General Partners

BCEC-SIS Holdings L.P.

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director of the General Partners

BCEC Management X Limited

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director

CIE Management IX Limited

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director

CUSIP No. 23284C102	13D	Page 18 of 19 pages

BC Partners Group Holdings Limited

By:	/s/ Lee Clark

Name: Lee Clark
Title: Director

BC Partners Holdings Limited

By:	/s/ Lee Clark
Name: Lee Clark
Title: Director

Medina Capital Fund II—SIS Holdco, L.P.

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Authorized Signatory

Medina Capital Fund II—SIS Holdco GP, LLC

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Authorized Signatory

/s/ Manuel D. Medina
Name: Manuel D. Medina

CUSIP No. 23284C102	13D	Page 19 of 19 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the directors of BC Partners Holdings Limited are set forth below.

Name	Present Principal Occupation or Employment	Present Principal Business Address	Citizenship
Lee Clark	Non-Executive Director	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Karen Jamieson	Corporate Accountant	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Mark Rodliffe	Head of Carried Interest Private Equity—BC Partners	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom